December 21, 2007

Mr. Joseph A. Foti

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D. C. 20549

Re:          Isle of Capri Casinos, Inc.

                Annual Report on Form 10-K for the Year Ended April 29, 2007

                File No.  000-20538

Dear Mr. Foti:

On behalf of Isle of Capri Casinos, Inc. (the “Company”), this letter is in response to your letter dated November 27, 2007, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2007.  The Company’s responses to the items set forth in your letter are set forth below, following a reprint of each item for ease of reference.

Form 10-K for the year ended April 29, 2007

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 42

1.              We note your disclosure you are exposed to market risks relating to fluctuations in currency exchange rates related to your ownership interests and development activities in the United Kingdom.  Please revise future filings to provide quantitative information about foreign currency exchange risk in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Company Response:

Our market risks relating to fluctuations in currency exchange rates related to our ownership interests and development activities in the United Kingdom are limited, as we finance these foreign operations to the extent possible in the United Kingdom.  Based upon the size of our United Kingdom investments and operations, our market risks are immaterial.

In future filings we will disclose that based upon the fact we finance a portion of our United Kingdom investments in the local currency of the United Kingdom, and due to the limited scope and nature of our United Kingdom operations, our market risks are immaterial.  In the event that such risks ever become material, in future filings we will provide quantitative information about foreign currency exchange risk in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Audited Financial Statements

Statements of Cash Flows, page 48

2.              We note your presentation of the purchase of marketable equity securities, net of sales as an investing activity on the statement of cash flows.  In light of your disclosure in Note 1 that these securities are considered trading securities, please revise future filings to present cash flows from purchases, sales, and maturities of trading securities as cash flows from operating activities.  See paragraph 18 of SFAS No. 115 and paragraph 8 of SFAS No. 102.

Company Response:

In future filings we will present cash flows from purchases, sales and maturities of trading securities as cash flows from operating activities.

3.              We note your presentation of “prepaid deposits and other” as an investing activity on the statement of cash flows.  Please explain to us the nature of the amounts included in this caption and tell us why you believe the cash inflows and outflows are appropriately presented as investing activities on the statements of cash flows.

Company Response:

Prepaid deposits and other represent primarily our long-term prepayments and deposits of cash.  After review of SFAS No. 95, we believe changes in our prepaid deposits and other should be presented as cash flows from operating activities.  In future filings the Company will present changes in prepaid deposits and other as cash flows from operating activities.  Should a specific prepaid deposit or other meet the criteria of SFAS No. 95 for classification as an investing activity, the change in that specific prepaid or other deposit will be shown as an investing activity in the statement of cash flows.

Notes to the Financial Statements

-General

4.              In your consolidated financial statements we note no disclosure of the accounting method for accruing a base jackpot liability.  With respect to the method for accruing this liability, casino companies have interpreted the requirement in Section 2.09-.10 of the Casino Audit guide differently.  In this regard, we have noted that some accrue the liability as the games are played under a matching concept, while others accrue only incremental jackpot amounts owed where every coin played adds to the jackpot total.  Please expand your notes to the financial statements in future filings to describe this liability and address how you recognize and measure the liability in your consolidated financial.

Company Response:

The Company accrues only incremental jackpot amounts owed where every coin played adds to the jackpot total.  We refer the Staff to Note 1. Summary of Significant Accounting Policies, on page 54 of our Form 10-K for the year ended April 29, 2007, where the following is disclosed: “Revenue Recognition - In accordance with gaming industry practice, the Company recognizes casino revenues as the net win from gaming activities. Casino revenues are also net of accruals for anticipated payouts of progressive slot jackpots and certain table games.”

In future filings we will expand this discussion of our revenue recognition accounting policy to describe this liability and address how we recognize and measure the liability in our consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

-Net Revenues, page 55

5.              We note your disclosure that you record the redemption of coupons and points for cash as a promotional allowance.  Please explain to us why you believe it is appropriate to record this liability, and corresponding reduction to revenue, at the time of redemption of the points rather than at the time the points are earned.  Also, please explain to us if there are any rewards other than cash in the Slot Club Awards program, and if so, tell us how you account for the liability related to the Slot Club awards other than cash (i.e., as a reduction of revenue or as an operating expense).  We may have further comment upon receipt of your response.  See EITF 00-22.

Company Response:

Although EITF 00-22 discusses how to account for point and loyalty programs, it indicates that no consensus was reached.  In the absence of specific authoritative guidance, the Company has accounted for Slot Club Awards based on the guidance in EITF 01-09, which generally requires that sales incentives in the form of cash, or the right to cash, be recorded as a reduction of revenue, while sales incentives in the form of goods or services, or the right to goods or services, be recorded as an expense.

As the Company’s liability for Slot Club Awards is a cash-denominated sales incentive, the Company records liability for Slot Club Awards as a promotional allowance deducted from revenues in our presentation of net revenues.  The Company records a liability at the time points are earned based on the number of points earned times the redemption value.

The Slot Club Award liability is recorded net of estimated breakage based upon the age and prior history of point redemptions.

We refer the Staff to Note 1. Summary of Significant Accounting Policies, located on page 54 of our Form 10-K for the year ended April 29, 2007, where the following is disclosed: “Slot Club Awards - The Company provides slot patrons with rewards based on the dollar amount of play on slot machines. A liability has been established based on an estimate of the value of these outstanding rewards, utilizing the age and prior history of redemptions.”

Currently our Slot Club is almost entirely a cash-based program.  At a small number of our properties, we offer our customers the ability to redeem Slot Club cash-based awards for merchandise in our gift shops or food and beverages in our restaurants.  Gift shop and food and beverage redemptions are de minimis in relation to the total Slot Club awards.

The “redemptions” referred to in Note 1. Summary of Significant Accounting Policies-Net Revenues, page 55 is meant to refer only to the “redemption of coupons.”  We issue coupons redeemable only in the financial reporting period of coupon issuance and as such, coupons are recorded as a promotional allowance at the time of redemption.

Note 2. Restatement, page 59

6.              We note your disclosure that during the course of the third quarterly review of fiscal year 2007, management and the Company’s independent registered public accounting firm identified issues that when corrected, had a material effect upon the Company’s previously issued financial statements.   In light of the large number of adjustments and the fact that many of the adjustments relate to several years ago, please tell us how you discovered these errors during your third quarter review and tell us why these errors were not discovered until then.  Also, please explain to us why you believe that you have now identified all material prior period errors and your financial statements as of the years ended April 29, 2007, April 30, 2006 and April 24, 2005 have been appropriately presented.  Additionally, please revise MD&A in future filings to identify the material weaknesses and discuss the steps and procedures taken to remediate these material weaknesses.

Company Response:

During the course of preparing the Company’s Quarterly Report on Form 10-Q for the Company’s third fiscal quarter, the Company’s independent registered public accounting firm identified a material accounting error during the course of its review procedures.  This error related to the Company’s accounting for the lease of new casino space in Coventry, England in accordance with EITF 97-10.  The Company’s management concurred with the independent registered public accounting firm’s view.

Following management’s determination that the error in accounting for the Coventry lease transaction in accordance with EITF 97-10 required the Company to restate its financial statements, management and its auditors implemented a plan to review and reanalyze all material financial accounts and account reconciliations as well as all accounting policies and procedures, in order to ensure that no other material errors were contained in the financial statements requiring further restatements.

During the course of carrying out the additional procedures and analysis, the Company and its auditors determined that additional restatement adjustments would be necessary as detailed in “Note 2. Restatement” beginning on page 59 of our Form 10-K for the year ended April 29, 2007.  The restatement adjustments include those adjustments for accounting errors identified as a part of the Company’s additional procedures, analysis and review of the financial accounts for the fiscal years ended April 29, 2007, April 30, 2006 and April 24, 2005.

Other adjustments identified by management and our independent registered public accounting firm during past audits for the fiscal years ended April 30, 2006 and April 24, 2005, which were previously determined to be immaterial both individually and in the aggregate, were also recorded as a restatement adjustment regardless of materiality.

Based upon the scope of the additional procedures performed, the Company believes to the best of its knowledge that all material accounting errors in the periods of the restatement have been identified.  Following the completion of the restatement procedures, the Company’s independent registered public accounting firm issued its report dated July 27, 2007, on the consolidated financial statements covering the fiscal years ended April 29, 2007, April 30, 2006 and April 24, 2005, included in the Company’s Form 10-K.

These accounting errors were not discovered until the third quarter of fiscal 2007, due to weaknesses in the Company’s accounting controls which are discussed in Item 9A on page 112 of our Form 10-K for the year ended April 29, 2007.  The material weaknesses in the Company’s accounting for income taxes, goodwill and intangible assets, and United Kingdom operations, were remediated as of April 29, 2007.  Remediation of the Company’s material weakness over lease accounting is ongoing and we expect to have completed our remediation before the completion of our 2008 fiscal year.  The Company will continue to assess, identify and, if necessary, remediate any material weaknesses, and will identify and discuss any such material weaknesses in the MD&A section of future filings.

-Accounting for Leases

-Coventry, page 60

7.              We note your disclosure that due to certain structural elements installed by the Company during the construction of the space being leased and certain prepaid lease payments made by the Company, you are required to be treated for accounting purposes only, as the owner of the Convention Center in accordance with EITF 97-10.  Please clarify for us whether you are considering yourselves the owner of the entire Convention Center for accounting purposes, or if you are considering yourselves the owner of the assets related to the space that will be leased for the Isle-Coventry casino and provide us your analysis that supports your conclusion.  Also, please tell us the nature of the assets recorded on your balance sheet as of April 30, 2006 and April 29, 2007, and specifically tell us whether they relate to the lease space or the entire Convention Center.   In light of your disclosures that the Coventry Convention Center was placed into service in fiscal 2006 and the Isle-Coventry casino opened in July 2007, please tell us the basis for your accounting treatment of the assets and the long-term obligation as of each balance sheet date.  As a part of your response, please indicate when construction was completed on both the lease space and the Convention Center and explain to us your accounting treatment of the assets and related lease obligation recorded on your balance sheet once the construction has been completed.  Please note that EITF 97-10 provides guidance on the accounting during the construction period only and states that if the lessee is considered the owner of the asset during the construction period, then effectively a sale and leaseback of the asset occurs when construction of the asset is complete and the lease term begins.  We may have further comment upon receipt of your response.

Company Response:

The Company considers itself the owner of the entire Convention Center.  EITF 97-10 requires the Company (lessee) to reflect ownership of the entire Convention Center as follows:

1.                      If the Company (lessee) pays 90 percent or more of total project costs (excluding land acquisition costs) as of any point in time during the construction period, or

2.                      If the Company meets at least one of six other criteria in the event the Company’s (lessee’s) maximum guarantee is less than 90 percent of the total project costs.

The Company did not meet the 90 percent threshold set forth in item 1 above as of any point in time during the construction period, as defined in EITF 97-10.

The Company does, however, meet at least one of the other criteria requiring the Company (lessee) to reflect real estate ownership as defined in paragraph 2 of EITF 97-10, specifically:

a.                The Company paid for structural and other components of the Convention Center, which were other than “normal tenant improvements.”  These “structural and other components other than normal tenant improvements” included but were not limited to elevators, escalators, air conditioning systems, electrical wiring and plumbing.  Costs for these structural and other components were approximately 22% of the total Convention Center construction costs, excluding land acquisition costs.  Such costs were paid directly as a part of the construction and were not paid as a part of the Company’s (lessees) rental payments.

Furthermore, the Company’s leased space in the Convention Center is primarily in the subterranean level below the convention center and the entrance area on the first/second levels; as a result, the ceiling of the Company’s leased space acts as a structural support for the Convention Center.

The Convention Center opened in August 2005 (during our 2006 fiscal year).  Following completion of the build out of leasehold improvements and other construction, our leased space opened for operation of our casino in July 2007 (during our 2008 fiscal year).

Assets recorded on the Company’s balance sheet at April 30, 2006 related to the Convention Center are as follows:

a.               $51.7 million in property and equipment for the Convention Center, excluding leasehold improvements related to the Company’s leased space.

b.              $26.5 million in construction in process, including capitalized interest related to leasehold improvements for the Company’s leased space still under construction.

c.               Accumulated depreciation of $1.4 million related to $51.7 million in depreciable assets placed in service.

Assets recorded on the Company’s balance sheet at April 29, 2007 related to the Convention Center are as follows:

a.               $56.8 million in property and equipment for the Convention Center, excluding leasehold improvements related to the Company’s leased space.

b.              $69.3 million in construction in process, including capitalized interest related to leasehold improvements for the Company’s leased space.

c.               $0.3 million in leasehold improvements placed in service relating to the administrative offices placed in service during fiscal 2007.

d.              Accumulated depreciation of $3.5 million related to depreciable assets placed in service.

Other Long-term Obligations recorded on the Company’s balance sheet at April 30, 2006 related to the Convention Center were $42.4 million, representing the offsetting obligation established when the Convention Center assets were placed on the Company’s balance sheet as required by EITF 97-10.  The original amount of this long-term obligation was then reduced by total direct construction payments and rent prepayments of $10.3 million and increased by accretion of $1.4 million.

Other Long-term Obligations recorded on the Company’s balance sheet at April 29, 2007 related to the Convention Center were $47.6 million, representing an increase over the prior fiscal year end balance related to accretion of $1.9 million, a reduction for payments of $0.7 million and adjustments to the liability for changes in foreign exchange rates.

The Company notes the Staff’s comment that “EITF 97-10 provides guidance on the accounting during the construction period only and states that if the lessee is considered the owner of the asset during the construction period, then effectively a sale and leaseback of the asset occurs when construction of the asset is complete and the lease term begins.”  However, the Company believes and its outside auditors concurred that due to the Company’s continuing involvement in the Convention Center, SFAS No. 98 prohibits accounting for the transaction as a sale and leaseback transaction.

In evaluating whether the Company qualified for sale and leaseback accounting at the end of the construction period, the Company concluded since we were not reimbursed for the construction costs described above, those payments must be considered prepayments of rent.  Specifically, we considered the conditions described in paragraphs 12. b. and d. of SFAS No. 98 (cited below for reference) that constitute continuing involvement.  As a result of the significant upfront lease payments made during the construction period, the Company effectively paid a portion of the lessor’s cost of the asset and will recover those costs via reduced lease payments over the course of the lease term which constitutes continuing involvement that is similar in nature to that described in paragraphs 12. b. and d.

Excerpt from SFAS No. 98

b.     The seller-lessee provides nonrecourse financing to the buyer-lessor for any portion of the sales proceeds or provides recourse financing in which the only recourse is to the leased asset.

d.     The seller-lessee provides collateral on behalf of the buyer-lessor other than the property directly involved in the sale-leaseback transaction, the seller-lessee or a related party to the seller-lessee guarantees the buyer-lessor’s debt, or a related party to the seller-lessee guarantees a return of or on the buyer-lessor’s investment.

Note 5.  Goodwill and other Intangible Assets, page 73

8.              We note your disclosure that during fiscal year 2006 you recorded an intangible asset for $18,545 described as the Waterloo license acquisition.  Please tell us the nature of the Waterloo license in fiscal 2006, including the nature of the consideration given to purchase the license.  In this regard, it appears from your consolidated statement of cash flows for the period that you did not pay cash consideration to acquire the license.   Also, please explain to us how you determined or calculated the value of the intangible asset recorded on the balance sheet.

Company Response:

The Waterloo license is a gaming license issued by the State of Iowa allowing the Company to conduct casino gaming at our Waterloo, Iowa property.  Consideration given to obtain the license consisted of $21.0 million in cash payments required by the State of Iowa to obtain the license.  This $21.0 million included $5.0 million due upon obtaining the gaming license and $4.0 million annually in each May of 2006 through May 2009.  The present value of these payments based upon the Company’s incremental borrowing rate at the time the gaming license was granted equaled $18.4 million.  The $18.4 million plus direct legal and other costs associated with obtaining the license aggregate to the $18,545 recorded for the Waterloo license intangible asset.  The Company’s Statement of Cash Flows-investing activities, under Purchase of other intangible assets, includes cash outflows of approximately $5.1 million and $4.0 million for the fiscal year ended April 29, 2007 and April 30, 2006, respectively, for payments made to acquire the Waterloo, Iowa gaming license as described above.  The remaining obligation for payments to the State of Iowa is recorded in other current and noncurrent liabilities.

Note 8. Long-Term Debt

Note 23. Consolidating Condensed Financial Information

9.              We note from the disclosures provided in Notes 8 and 23 to the financial statements that certain of the Company’s subsidiaries have fully and unconditionally guaranteed the Company’s obligations under its $200 million 9% Senior Subordinated Notes due 2012 and $500 million 7% Senior Subordinated Notes due 2014.  Please tell us and revise future filings to indicate whether the subsidiary guarantors are joint and several.  If not, please explain how your current financial statement disclosures comply with the requirements outlined in Rule 3-10(f) of Regulation S-X.  We may have further comment upon receipt of your response.

Company Response:

All of the Company’s subsidiaries that have fully and unconditionally guaranteed the Company’s obligations under our $200 million 9% Senior Subordinated Notes due 2012 and our $500 million 7% Senior Subordinated Notes due 2014 are wholly owned subsidiaries of the Company and have guaranteed these Senior Subordinated Notes on a joint and several basis.

In future filings we will include in our disclosures a statement to the effect that our Senior Subordinated Notes are guaranteed on a joint and several basis by the guarantor subsidiaries.

Note 19.  Change in Estimate, page 95

10.       We note your disclosure that as part of the new agreement with the Bahamian government, you finalized the gaming tax rate to be applied to the casino’s historical and future gaming revenues and as a result, reversed expense in the fourth quarter of fiscal year 2007 of approximately $6.9 million in previously accrued gaming taxes.  Please tell us why you believe this was a change in estimate versus correction of a prior period error.  As part of your response, please tell us when the accrual for gaming taxes was initially recorded and your basis for the initial estimate of gaming taxes.

Company Response:

From the opening of our casino operation in the Bahamas in December 2003, the Company recorded gaming tax expense based upon the statutory gaming tax rate of 18% of gaming revenues.  On April 25, 2007, the Company reached an agreement with The Government of the Bahamas reducing the gaming tax rate from 18% to 10% of all previous and future gaming revenues.   This new agreement was the culmination of the Company’s efforts to obtain a reduction from the 18% statutory gaming tax rate.  As a result of this agreement, during April 2007 we recorded a reversal of gaming tax expense of approximately $6.9 million for the period from opening in December 2003 through April 25, 2007, reflecting the retroactive reduction in the gaming tax rate from 18% to 10% of historical gaming revenues.

As the gaming tax expense reversal was recorded in April 2007, the period of the gaming tax rate amendment from 18% to 10%, there is no correction of a prior period error.  To record the reduction in the gaming tax rate prior to the date of the agreement with The Government of the Bahamas would have been to essentially record a contingent gain which would not be in accordance with Generally Accepted Accounting Principles.

Form 8-K filed September 11, 2007, August 8, 2007, May 7, 2007, November 30, 2006 and August 24, 2006

11.       We note your presentation of the non-GAAP performance measure Adjusted EBITDA because you believe it is widely used measure of operating performance in the gaming industry and a principal basis of valuing gaming companies.  However, we do not believe that the wide use of EBITDA is a substantive reason specific to you that demonstrates usefulness to potential investors.  The fact that the non-GAAP measure is used by or useful to analysts, for example, cannot be the sole support for presenting the non-GAAP financial measure.  See footnote 44 to FR-65.  Please tell us and revise to disclose in future filings, the substantive reason specific to you that demonstrates the usefulness to investors of excluding recurring items such as preopening costs, minority interest and stock compensation expense from this non-GAAP measure, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.

Company Response:

We refer the Staff to our Form 8-K filed December 4, 2007, where we discontinued the Company’s use of “Adjusted EBITDA.”  The Company presented “Property EBITDA” and “EBITDA” and does not intend to use “Adjusted EBITDA” in the future.

The Company proposes future disclosures regarding EBITDA and Property EBITDA substantially as follows:

““EBITDA” is “earnings before interest and other non-operating income (expense), income taxes, and depreciation and amortization.  “Property EBITDA” is “EBITDA” before Corporate and development expenses.  “EBITDA” is presented solely as a supplemental disclosure because management believes that it is 1) a widely used measure of operating performance in the gaming industry and 2) a principal basis of valuing gaming companies. Management uses “Property EBITDA” as the primary measure of the Company’s operating properties’ performance, including the evaluation of operating personnel. EBITDA should not be construed as an alternative to operating income as an indicator of the Company’s operating performance, as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to any other measure determined in accordance with U.S. generally accepted accounting principles (GAAP). The Company has significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in EBITDA. Also, other gaming companies that report EBITDA information may calculate EBITDA in a different manner than the Company. Reconciliations of operating income to EBITDA are included in the financial schedules accompanying this release. A reconciliation of EBITDA to net income and of operating income to Property EBITDA are included in the financial schedules accompanying this release.”

We refer the Staff to our Form 8-K filed December 4, 2007 where we discontinued the exclusion of pre-opening costs and stock compensation from our calculation of “EBITDA” and “Property EBITDA.”  We advise the Staff that in future filings we will discontinue the exclusion of preopening costs, stock compensation expense and minority interest in our calculation of “EBITDA” and “Property EBITDA.”

Further, with respect to our responses to the comments contained in this letter, the Company acknowledges as requested in your letter the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dale R. Black
Senior Vice President Finance and
Chief Financial Officer